LADENBURG THALMANN

February 6, 2008

Via Facsimile and EDGAR

Ms. Barbara C. Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-6010
Facsimile: (202) 772-9210

Re:	Public Offering of BBV Vietnam S.E.A. Acquisition Corp.
Registration Statement No. 333-146829 (the “Registration Statement”)

Dear Ms. Jacobs:

In connection with the public offering of BBV Vietnam S.E.A. Acquisition Corp. (the “Registrant”) referred to above, we hereby advise you, as lead manager of the underwriters (the “Underwriters”) that the Preliminary Prospectus, dated January 28, 2008, in connection with the Registration Statement was distributed approximately as follows:

235	to the Underwriters;
20	to prospective underwriting syndicate members;
10	to prospective dealers; and
900	to prospective investors and others.
1,175	Total

We hereby join in the request of the Registrant that the Registration Statement be made effective at the time requested by the Registrant, on February 8, 2008, 9:00 a.m. Eastern Standard Time, or as soon as practicable thereafter.

On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933, as amended, and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Ladenburg Thalmann & Co., Inc.

By: /s/ Steven Kaplan_________
Name: Steven Kaplan
Title: Managing Director